EXHIBIT 12

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                               FOSTER WHEELER LTD.

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)
                                   (Restated)


                                                                  FISCAL YEAR
                                                                  -----------

                                           2001           2000          1999         1998         1997
                                           ----           ----          ----         ----         ----

(LOSS)/EARNINGS:
Net (Loss)/ Earnings                    $(327,080)      $  37,702    $(145,365)   $ (33,303)   $   4,008
Taxes on Income                           118,215(2)       15,564      (47,823)      78,327       13,022
Total Fixed Charges                        97,604          95,973       94,036       88,994       84,541
Capitalized Interest                         (718)           (151)      (4,643)      (9,749)     (10,379)
Capitalized Interest Amortized              2,219           2,416        2,184        2,265        2,184
Equity Earnings of non-consolidated
    affiliated companies accounted
    for by the equity method, net
    of dividends                           (4,658)         (8,882)     (11,002)      (7,869)      (9,796)
                                        ---------       ---------    ---------    ---------    ---------
                                        $(114,418)      $ 142,622    $(112,613)   $ 118,665    $  83,580
                                        =========       =========    =========    =========    =========

FIXED CHARGES:
Interest Expense(1)                     $  84,484       $  83,254    $  70,213    $  62,535    $  54,675
Capitalized Interest                          718             151        4,643        9,749       10,379
Imputed Interest on non-capitalized
    lease payments                         12,402          12,568       19,180       16,710       19,487
                                        ---------       ---------    ---------    ---------    ---------
                                        $  97,604       $  95,973    $  94,036    $  88,994    $  84,541
                                        =========       =========    =========    =========    =========

Ratio of Earnings to Fixed Charges(3)        --              1.49         --           1.33          .99
                                        =========       =========    =========    =========    =========


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The Company's consolidated balance sheets as of December 28, 2001 and December
29, 2000 and the related consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 28, 2001 have been revised to account for the assets, liabilities and results of operations associated with one of its postemployment benefit plans in accordance with SFAS 112, "Employers' Accounting for Postretirement Benefits."

There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


(1) Includes in 2001, 2000 and 1999 dividends on preferred security of $15,750, $15,750 and $15,181, respectively.
(2)  Includes increase in the tax valuation allowance of $188,000.
(3) Earnings are inadequate to cover fixed charges. The coverage deficiencies are $212,022 in 2001 and $206,649 in 1999.







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